September 13, 2024 VIA E-MAIL Attention: Division of Corporation Finance Office of Industrial Applications and Services	Andrew B. Stewart Direct Phone 236-317-5567 Direct Fax 778-357-3372 abstewart@cozen.com

United States Securities and Exchange Commission 100 F Street, NE Washington, D.C., 20549

Re: Aduro Clean Technologies Inc. ("Aduro" or the "Company") - CIK No. 0001863934
Form F-1 Registration Statement, Submitted July 23, 2024
Response to Oral Comment dated August 9, 2024

Dear Sirs:

We are counsel to Aduro. On behalf of the Company, we have set forth below the response of the Company to the oral comment of the staff (the "Staff") of the Division of Corporate Finance at the Securities and Exchange Commission received by telephone call on August 9, 2024 with respect to the above-noted matter.

Comment:

The Staff has asked the Company to provide the considerations Aduro has given to adding a risk factor to the Form F-1 registration statement addressing the Company's dependence on a limited number of partners and customers. In addition, the Staff has asked the Company to provide further analysis on why Aduro is not substantially dependent on these limited number of partners and customers.

Response:

The Company has considered the nature and amount of revenue derived from the companies currently engaged in its Customer Engagement Program. As disclosed in the Form F-1 registration statement, the current engagements are not material to the Company in that they are for technology evaluation purposes only and do not provide any material amount of revenue to the Company. The Company has developed its technology platform to address different applications and market sectors and thus is not substantially dependent on any one customer. In particular, the Company expects to engage in future potential collaborations with numerous other companies as its technology is validated on a commercial scale. As a result, the Company does not substantially depend on the existing engagements disclosed in the Form F-1 registration statement as customers. Furthermore, the Company has concluded that a risk factor in the Form F-1 registration statement regarding reliance on a limited number of partners and customers is not required.

Bentall 5 550 Burrard St Suite 2501 Vancouver, BC V6C 2B5 (604) 674-9170 (604) 674-9245 Fax cozen.com

United States Securities and Exchange Commission September 13, 2024 Page 2

We have enclosed an amended Form F-1 registration statement which reflects that the lead underwriter for the proposed offering will be Craft Capital Management LLC, as well as the Company's intention to list on the Nasdaq Stock Market, and the corporate governance disclosure requirements related thereto, as well as specific revisions required by Nasdaq policies.

In addition, as requested in the Staff's comment letter dated July 9, 2024, we also enclose a copy of a Company teaser investor presentation and a pitch email which fall within the meaning of written communications, as defined in Rule 405 under the Securities Act, used for presentations to potential investors in reliance on Section 5(d) of the Securities Act.

We trust that you will find the foregoing to be in order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

COZEN O'CONNOR LLP

By:  /s/ Andrew B. Stewart

ABS

Encl.

cc: Ofer Vicus, Chief Executive Officer

cc: Mena Beshay, Chief Financial Officer